SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (C.N.P.J.): 42.150.391/0001-70

Company Registry (NIRE) 29.300.006.939

A PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 13, 2024

1. DATE, TIME AND PLACE: On December 13th, 2024, at 09:00 a.m., at the offices of BRASKEM S.A. (“Braskem” or “Company”), located at Rua Lemos Monteiro, No. 120, 22nd floor, in the City of São Paulo, State of São Paulo, CEP 05501-050.

2. CALL NOTICE, ATTENDANCE AND PARTICIPATION: Extraordinary Meeting called pursuant to the Bylaws of the Company, with attendance of the Board Members indicated below. Mr. Roberto Prisco Paraiso Ramos, Chief Executive Officer, also attended the meeting. The Chairman of the Board of Directors presided over the meeting, and Ms. Lilian Porto Bruno acted as secretary.

3. AGENDA AND RESOLUTIONS:

3.1. Resolutions: After due analysis of the subject submitted for resolution, which was previously forwarded to the Board Members and shall remain duly filed at the Company’s Corporate Governance Portal, the following resolution was unanimously taken by the Board Members:

a)	PD.BAK/CA-44/2024 - Election of Statutory Executive Officers of Braskem S.A.: after prior analysis of the proposal by the People and Organization Committee, which gave a favorable opinion, the PD.BAK/CA-44/2024 was approved, pursuant to the Bylaws of the Company, on the election of: (i) Mr. Felipe Montoro Jens, Brazilian citizen, married, business administrator, enrolled with the Individual Taxpayer's Registry of the Ministry of Finance (CPF/MF) under No. 166.417478-83, bearer of Identity Card (RG) No. 17.032.674-3, replacing Mr. Pedro van Langendonck Teixeira de Freitas, as Mr. Financial Officer & Investor Relation Officer; (ii) Mr. Stefan Lepecki, Brazilian citizen, married, mechanical engineer, enrolled with the CPF/MF under No. 825.233.477-68, bearer of Identity Card (RG) No. 04.695.753-6, replacing Mr. Marcelo de Oliveira Cerqueira and Edison Terra Filho, as Officer with no specific designation; (iii) Mr. Andre Amaro da Silveira, Brazilian citizen, married, engineer, enrolled with the CPF/MF under No. 520.609.346-72, bearer of Identity Card (RG) No. 64.258.884-3, replacing Mr. Marcelo Arantes de Carvalho, as Officer with no specific designation; (iv) Mr. Geraldo Vilaça Netto, Brazilian citizen, married, lawyer, enrolled with the CPF/MF under No. 969.881.345-49, bearer of Identity Card (RG) No. 09.770.147-54, as Officer with no specific designation; all of them with business address at Rua Lemos Monteiro, No. 120, 22nd floor, in the City of São Paulo, State of São Paulo, CEP 05501-050, which

BRASKEM S.A.

Corporate Taxpayer ID (C.N.P.J.): 42.150.391/0001-70

Company Registry (NIRE) 29.300.006.939

A PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 13, 2024

term of office will end at the Board of Directors’ Ordinary Meeting that will take place after the 2027 Annual Shareholders Meeting. The Officers elected herein will take office on this date, upon execution of the respective instruments of investiture, having declared, for the purposes of paragraph 1, article 147, of Law No. 6,404, of December 15, 1976, that they are not prevented by any special law nor have been sentenced for a crime of bankruptcy, prevarication, bribery or payoff, graft, embezzlement, or a crime against the welfare, public faith, or property, nor are they subject to a criminal penalty that prohibits, even if temporarily, the access to public positions. The Officers also presented, in order to comply with the provisions of the Securities and Exchange Commission of Brazil (CVM) Resolutions No. 44 and 80, written statements in accordance with the terms of said resolutions, which were filed in the Company’s headquarters. On this occasion, the Board members thanked Mr. Pedro van Langendonck Teixeira de Freitas, Mr. Edison Terra Filho, Mr. Marcelo Arantes de Carvalho and Mr. Marcelo de Oliveira Cerqueira for their dedication and contributions during their term of office in the Company. As a result of the election approved above, the Company’s Board of Executive Officers will have the following composition: Roberto Prisco Paraiso Ramos - Chief Executive Officer; Felipe Montoro Jens – Chief Financial Officer and Investor Relations Officer; Stefan Lepecki; Andre Amaro da Silveira; Geraldo Vilaça Netto; e Carlos José do Nascimento Travassos – Officers with no specific designation.

3.2. Subjects for Knowledge: nothing to record.

3.3. Subjects of Interest to the Company: nothing to record.

4. ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all Board Members in attendance at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo/SP, December 13th, 2024

BRASKEM S.A.

Corporate Taxpayer ID (C.N.P.J.): 42.150.391/0001-70

Company Registry (NIRE) 29.300.006.939

A PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 13, 2024

José M. Mettrau Carneiro da Cunha	Lilian Porto Bruno
Chairman	Secretary

Carlos Plachta	Danilo Ferreira da Silva

Gesner José de Oliveira Filho	Héctor Nuñez

João Pinheiro Nogueira Batista	Juliana Sá Vieira Baiardi

Maurício Dantas Bezerra	Olavo Bentes David

Paulo Roberto Britto Guimarães	Roberto Faldini

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2024

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.